UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ADC Therapeutics Reports Fourth Quarter and Full Year 2021 Financial Results
and Provides Business Updates

ZYNLONTA® (loncastuximab tesirine-lpyl) net sales of $17.0 million in the fourth quarter of 2021 and $33.9 million in FY 2021 following May launch

LOTIS-5 Phase 3 confirmatory trial of ZYNLONTA in combination with rituximab safety lead-in complete and now enrolling randomized portion of study

Lausanne, Switzerland, March 3, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today reported financial results for the fourth quarter and full year ended December 31, 2021 and provided business updates.

Recent Highlights and Developments

ZYNLONTA (loncastuximab tesirine-lpyl)

•	ZYNLONTA generated net sales of $17.0 million in the fourth quarter of 2021 and $33.9 million in 2021 following the May launch.

•	The Phase 3 confirmatory trial of ZYNLONTA in combination with rituximab in second-line transplant-ineligible DLBCL patients (LOTIS-5) has cleared the safety lead-in and is now enrolling the randomized portion of the study. The combination of ZYNLONTA and rituximab is well tolerated, there are no new safety events, and the initial data suggest the agents are additive. The Company looks forward to sharing these data at a future meeting and believes this trial will support a supplemental Biologics License Application (BLA) in second-line transplant-ineligible patients.

•	The Company will focus on the second-line opportunity with the combination of ZYNLONTA and rituximab as the fastest potential route to a label in second-line therapy for DLBCL and will discontinue the Phase 2 LOTIS-3 trial of ZYNLONTA in combination with ibrutinib in third-line DLBCL and MCL.

•	In first-line DLBCL, the Company plans to initiate enrollment in the second half of 2022 for the LOTIS-9 study of ZYNLONTA in combination with rituximab in first-line unfit or frail DLBCL patients who are not eligible for R-CHOP. This is an important and meaningful subset of first-line patients. These patients have a significant unmet need, and the Company believes the ZYNLONTA profile combined with rituximab provides a potential advantage.

•	The Company intends to initiate the LOTIS-7 trial in the first half of 2022 to study ZYNLONTA in multiple additional combinations. Based on the plans to advance LOTIS-9 in unfit or frail first-line patients and LOTIS-7 for novel combinations, the Company will not pursue the LOTIS-8 dose-finding trial of ZYNLONTA in combination with R-CHOP in first-line DLBCL.

•	The comparator agent in the Phase 2 LOTIS-6 study, idelalisib, was recently withdrawn from the follicular lymphoma market. As such, the Company has voluntarily paused the study and will consult with its clinical advisors and the U.S. Food and Drug Administration (FDA) on the optimal path forward.

Cami (camidanlumab tesirine)

•	The 12-month patient follow-up in the pivotal Phase 2 trial of Cami in Hodgkin lymphoma has completed. The Company has submitted the data in an abstract for an upcoming oncology conference and plans to meet with the FDA for a pre-BLA filing meeting.

•	The Phase 1b solid tumor trial of Cami in combination with pembrolizumab continues to dose escalate and in parallel has initiated a dose expansion cohort.

ADCT-601 (Targeting AXL)

•	The Company plans to initiate the Phase 1b study of ADCT-601 in solid tumors in the first half of 2022. In January 2022, results of a preclinical study that aimed to validate the mode of action and evaluate the efficacy of ADCT-601 in vitro and in vivo were published in Molecular Cancer Therapeutics. The study showed that ADCT-601, targeting AXL, had potent and durable antitumor activity.

ADCT-212 (Targeting PSMA)

•	In February 2022, the Company disclosed a new preclinical program, ADCT-212, a second-generation ADC targeting prostate specific membrane antigen (PSMA), a validated target over-expressed in the majority of metastatic castration-resistant prostate cancer. The Company is completing preclinical studies to support an Investigational New Drug (IND) filing for ADCT-212.

Other Solid Tumor Programs

•	In February 2022, the Company held a solid tumor pipeline webcast highlighting its ADC platform and five solid tumor programs in clinical and preclinical development.

Corporate Update

Geographic Expansion: ADC Therapeutics continues to expand geographic access to ZYNLONTA:

•	In October 2021, the Company received validation of its Marketing Authorization Application (MAA) from the European Medicines Agency (EMA).

•	In January 2022, the Company entered into an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation to develop and commercialize ZYNLONTA in Japan. The Company received an upfront payment of $30 million and is eligible to receive up to an additional $205 million in milestones if certain development and commercial events are achieved. The Company will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan.

Upcoming Expected Milestones

Hematology Franchise

ZYNLONTA

•	Continue to enroll the randomized portion of the LOTIS-5 confirmatory trial in combination with rituximab

•	Initiate the LOTIS-9 trial of ZYNLONTA + rituximab in 1L unfit/frail DLBCL patients in 2H 2022

•	Initiate the LOTIS-7 trial of ZYNLONTA in multiple combinations in NHL in 1H 2022

•	Overland ADCT BioPharma continues enrollment in the pivotal Phase 2 trial in China of ZYNLONTA in r/r DLBCL

Cami

•	Report topline results for the Phase 2 trial in HL in 1H 2022

•	Meet with FDA for pre-BLA meeting in 2H 2022

ADCT-602 (targeting CD22)

•	Continue to enroll the Phase 1 trial in acute lymphoblastic leukemia (ALL)

Solid Tumor Franchise

Cami (targeting CD25)

•	Continue to advance the Phase 1b solid tumor trial of Cami in combination with pembrolizumab

ADCT-901 (targeting KAAG1)

•	Continue to enroll the Phase 1 study in multiple solid tumors

ADCT-601 (targeting AXL)

•	Initiate the Phase 1b combination study in multiple solid tumors in 1H 2022

ADCT-701 (targeting DLK1)

•	Continue to work with the NCI for completion of preclinical studies to support an IND filing

ADCT-212 (targeting PSMA)

•	Continue completion of preclinical studies to support an IND filing

Fourth Quarter and Full Year 2021 Financial Results

Product Revenue

Product revenue (net) was $17.0 million for the quarter and $33.9 million for the full year ended December 31, 2021, compared to zero for the same quarter and full year in 2020. Net revenues are for U.S. sales of ZYNLONTA, which received accelerated approval from the FDA on April 23, 2021.

Cash and Cash Equivalents

Cash and cash equivalents were $466.5 million as of December 31, 2021, compared to $439.2 million as of December 31, 2020.

Research and Development (R&D) Expenses

R&D expenses were $42.5 million for the quarter and $158.0 million for the full year ended December 31, 2021, compared to $48.6 million for the same quarter in 2020 and $142.0 million for the full year in 2020. R&D expense decreased for the quarter ended December 31, 2021, as compared to the same quarter in 2020 as a result of lower CMC activity following the ZYNLONTA BLA submission and subsequent approval. R&D expenses increased for the year ended December 31, 2021, as compared to the same period in 2020 due to investments in programs evaluating the potential of ZYNLONTA in earlier lines of treatment and advancing the portfolio. As a result of these initiatives, employee headcount and share-based compensation expense increased.

Selling and Marketing (S&M) Expenses

S&M expenses were $18.6 million for the fourth quarter and $64.8 million for the full year ended December 31, 2021, as compared to $9.4 million for the same quarter in 2020 and $22.1 million for the full year in 2020. The increase in S&M expenses related to the launch of ZYNLONTA, including higher headcount and increased share-based compensation expense.

G&A Expenses

G&A expenses were $17.9 million for the quarter and $71.5 million for the year ended December 31, 2021, compared to $20.1 million for the same quarter in 2020 and $55.1 million for the full year in 2020. G&A expenses decreased for the quarter ended December 31, 2021, as compared to the same quarter in 2020 primarily due to a decrease in share-based compensation expense partially offset by higher costs of being a public company. G&A expenses for the year ended December 31, 2021, as compared to the same period in 2020 increased due to higher headcount to support the commercial launch, increased share-based compensation expense and higher costs of being a public company.

Income Tax Benefit (Expense)

The Company recorded an income tax benefit of $22.0 million for the quarter and $21.5 million for the year ended December 31, 2021, compared to an income tax expense of $0.1 million for the same quarter in 2020 and $0.3 million for the full year in 2020. The income tax benefit in 2021 is the result of recording a deferred tax asset associated with R&D tax credits and temporary differences related to our U.S. subsidiary, which was recognized as a result of management’s revised projections of future taxable income based on the approval of ZYNLONTA and the commencement of commercial sales in the U.S.

Net Loss

Net loss was $34.4 million, or a net loss of $0.45 per basic and diluted share, for the quarter ended December 31, 2021, and $230.0 million, or a net loss of $3.00 per basic and diluted share, for the full year 2021. This compares to a net loss of $55.9 million, or a net loss of $0.73 per basic and diluted share, for the same quarter in 2020 and a net loss of $246.3 million, or a net loss of $3.77 per basic and diluted share, for the full year 2020.

In addition to the items noted above, net loss for the quarter and year ended December 31, 2021, include a $18.6 million and $34.9 million non-cash gain, respectively, related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield, compared to an immaterial amount and a $45.4 million non-cash loss, respectively, for the same quarter and full year in 2020. The decrease in fair value for the year ended December 31, 2021, was driven by the decrease in the Company’s share price year-to-date, and the increase in fair value for the year ended

December 31, 2020, was primarily driven by the increase in the Company’s share price from its initial public offering in May 2020. The quarter and year ended December 31, 2020, include a $24.5 million non-cash gain related to the Company’s contribution of intellectual property for its equity interest in the Overland ADCT BioPharma joint venture.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA

Condensed Consolidated Statement of Operations (Unaudited)

(in KUSD except for share and per share date)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2021	2020	2021	2020
Product revenues, net	17,010	-	33,917	-
Cost of product sales	(770)	-	(1,393)	-
Research and development expenses	(42,492)	(48,552)	(158,002)	(142,032)
Selling and marketing expenses	(18,603)	(9,353)	(64,780)	(22,101)
General and administrative expenses	(17,926)	(20,096)	(71,462)	(55,130)
Total operating expense	(79,791)	(78,001)	(295,637)	(219,263)
Loss from operations	(62,781)	(78,001)	(261,720)	(219,263)
Financial expense	(9,520)	(2,047)	(18,340)	(4,926)
Financial income	20	100	66	832
Non-operating income (expense)	15,929	24,145	28,489	(22,606)
Total other income (expense)	6,429	22,198	10,215	(26,700)
Loss before taxes	(56,352)	(55,803)	(251,505)	(245,963)
Income tax benefit (expense)	21,971	(126)	21,479	(327)
Net loss	(34,381)	(55,929)	(230,026)	(246,290)

Net loss attributable to:
Owners of the parent	(34,381)	(55,929)	(230,026)	(246,290)

Loss per share
Basic and diluted loss per share (in USD)	(0.45)	(0.73)	(3.00)	(3.77)

ADC Therapeutics SA

Condensed Consolidated Balance Sheet (Unaudited)

(in KUSD)

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	466,544	439,195
Accounts receivable, net	30,218	-
Inventory	11,122	-
Other current assets	17,298	11,255
Total current assets	525,182	450,450
Non-current assets
Property, plant and equipment	4,066	1,629
Right-of-use assets	7,164	3,129
Intangible assets	13,582	10,179
Interest in joint venture	41,236	47,908
Deferred tax asset	26,049	-
Other long-term assets	693	397
Total non-current assets	92,790	63,242

Total assets	617,972	513,692

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	12,080	5,279
Other current liabilities	50,497	30,375
Lease liabilities, short-term	1,029	1,002
Current income tax payable	3,754	149
Convertible loans, short-term	6,575	3,631
Total current liabilities	73,935	40,436
Non-current liabilities
Convertible loans, long-term	87,153	34,775
Convertible loans, derivatives	37,947	73,208
Deferred royalty obligation, long-term	218,664	-
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	6,994	2,465
Defined benefit pension liabilities	3,652	3,543
Other non-current liabilities	-	221
Total non-current liabilities	377,949	137,751

Total liabilities	451,884	178,187

Equity attributable to owners of the parent
Share capital	6,445	6,314
Share premium	981,827	981,056
Treasury shares	(128)	(4)
Other reserves	102,646	42,753
Cumulative translation adjustments	183	245
Accumulated losses	(924,885)	(694,859)
Total equity attributable to owners of the parent	166,088	335,505

Total liabilities and equity	617,972	513,692

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: March 3, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel